                                                                      EXHIBIT 12

         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)

                                                        YEARS ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            2003       2002       2001       2000       1999
                                          --------   --------   --------   --------   --------
Income before discontinued operations,
  net of minority interests.............  $ 51,603   $ 12,551   $ 24,598   $ 17,400   $ 27,685
Add:
  Portion of rents representative of the
     interest factor....................       651        691        794        866        928
  Minority interests....................       982        444      1,493      2,943        448
  Loss on equity investment in joint
     venture............................        --         --        254        111         --
  Interest on indebtedness from
     continuing operations..............   117,185    130,791    139,470    149,728    144,418
                                          --------   --------   --------   --------   --------
     Earnings...........................  $170,421   $144,477   $166,609   $171,048   $173,479
                                          ========   ========   ========   ========   ========
Fixed charges and preferred stock
  dividend:
  Interest on indebtedness from
     continuing operations..............  $117,185   $130,791   $139,470   $149,728   $144,418
  Capitalized interest..................     1,808        931      2,925      3,650      5,153
  Portion of rents representative of the
     interest factor....................       651        691        794        866        928
                                          --------   --------   --------   --------   --------
       Fixed charges....................   119,644    132,413    143,189    154,244    150,499
                                          --------   --------   --------   --------   --------
Add:
  Preferred stock dividend..............    26,326     27,424     31,190     36,891     37,714
  Accretion of preferred stock..........    19,271         --         --         --         --
                                          --------   --------   --------   --------   --------
     Preferred stock dividend...........    45,597     27,424     31,190     36,891     37,714
       Combined fixed charges and
          preferred stock dividend......  $165,241   $159,837   $174,379   $191,135   $188,213
                                          ========   ========   ========   ========   ========
Ratio of earnings to fixed charges......      1.42X      1.09x      1.16x      1.11x     1.15x
Ratio of earnings to combined fixed
  charges and preferred stock
  dividend..............................      1.03X        --         --         --         --

     For the year ended December 31, 2002, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $15.4 million.

     For the year ended December 31, 2001, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $7.8 million.

     For the year ended December 31, 2000, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $20.1 million.

     For the year ended December 31, 1999, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $14.7 million.